                                                                   EXHIBIT 13(d)


                                   AGREEMENT
                                    BETWEEN
                       AMERICAN INTERNATIONAL GROUP, INC.
                                      AND
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY


     This Agreement, made and entered into as of January 4, 1999, by and between American International Group, Inc., a Delaware corporation ("AIG"), and First SunAmerica Life Insurance Company, a New York corporation ("Subsidiary").

                                  WITNESSETH:

     WHEREAS, AIG is the ultimate beneficial owner of 100% of the outstanding common stock of Subsidiary;

     WHEREAS, Subsidiary has issued and intends to issue life insurance policies, including annuities, ("policies") to third parties; and

     WHEREAS, AIG and Subsidiary desire to take certain actions to enhance and maintain the financial condition of Subsidiary as hereinafter set forth in order to enable Subsidiary to issue such policies:

     NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

     1. Stock Ownership. During the term of this Agreement, AIG will be the ultimate beneficial owner of all of the capital stock of Subsidiary now or hereafter issued and outstanding and AIG agrees that it will not pledge, assign or otherwise encumber such capital stock.

     2. Net Worth. AIG agrees that it shall cause Subsidiary to have at all times during the term of this Agreement a policyholders' surplus of not less than one million dollars ($1,000,000) or such greater amount as shall be sufficient to enable Subsidiary to perform the obligations under any policy issued by Subsidiary.

     3. Liquidity Provision. If, during the term of this Agreement, Subsidiary needs funds not otherwise available to it to make timely payment of its obligations under the policies or otherwise, AIG shall provide, at the request of Subsidiary, such funds in cash, either as equity or as a loan at AIG's option, on a timely basis. If such funds are advanced to Subsidiary as a loan, such loan shall be on such terms and conditions, including maturity and rate of interest, as AIG and Subsidiary shall agree.

     4. Waivers. AIG hereby waives any failure or delay on the part of Subsidiary in asserting or enforcing any of its rights or in making any claims or demands hereunder.

     5. Termination: Amendment. Subject to the limitations contained in this paragraph 5, AIG shall have the absolute right to terminate this Agreement upon 30 days written notice to Subsidiary. This Agreement may be amended at any time by written amendment or agreement signed by both parties subject to the limitations contained in this paragraph 5. Notwithstanding the amendment to or the termination of this Agreement, the obligations of AIG under paragraphs 1, 2 and 3 of this Agreement shall continue so long as any policy written prior to the termination of this Agreement is in force unless all policyholders of such policies consent in writing to the contrary; provided, however, that AIG shall have the right without the consent of any such policyholders to terminate this Agreement in the following circumstances:

     a) upon transfer of the entire book of business of Subsidiary then outstanding to an entity with a rating, from Moody's Investors Service, Inc. ("Moody's") or if Moody's shall not make such a rating available from a substitute agency which is a nationally recognized statistical rating organization, equivalent to or better than the rating of Subsidiary as supported by the Agreement at the time of such transfer;

     b) upon transfer or sale of Subsidiary to an entity with a rating, from Moody's or if Moody's shall not make such a rating available from a substitute agency which is a nationally recognized statistical rating organization, equivalent to or better than the rating of Subsidiary as supported by the Agreement at the time of such transfer or sale; or

     c) upon the attainment by Subsidiary of a rating, from Moody's or if Moody's shall not make such a rating available from a substitute agency which is a nationally recognized statistical rating organization, without consideration of the support provided by the Agreement, equivalent to or better than the rating of Subsidiary as supported by the Agreement at such time.

     6. Rights of Policyholders. Any policyholder holding a policy issued by Subsidiary prior to the termination of this Agreement shall have the right to demand that Subsidiary enforce Subsidiary's rights under paragraphs 1, 2 and 3 of this Agreement, and, if Subsidiary fails or refuses to take timely action to enforce such rights or Subsidiary defaults in any claim or other payment owed to any such policyholder when due, such policyholder may proceed directly against AIG to enforce Subsidiary's rights under paragraphs 1, 2 and 3 of this Agreement.

     7. Notices. Any notice, instruction, request, consent, demand or other communication required or contemplated by this Agreement shall be in writing, shall be given or made or communicated by United States first class mail, addresses as follows:

     If to AIG:           American International Group, Inc. Ltd.
                          70 Pine Street
                          New York, New York 10270
                          Attention: Treasurer

     If to Subsidiary:    First SunAmerica Life Insurance Company
                          1 SunAmerica Center, Century City
                          Los Angeles, California 90067-6022
                          Attention: Principal Financial Officer

     8. Successors. The covenants, representations, warranties and agreements herein set forth shall be mutually binding upon and inure to the mutual benefit of AIG and its successors and Subsidiary and its successors.

     9. Governing Law. This Agreement shall be governed by the laws of the State of New York.

(SEAL)                                        AMERICAN INTERNATIONAL GROUP, INC.


Attest: /s/ KATHLEEN E. SHANNON               By: /s/ EDWARD E. MATTHEWS
        ----------------------------             -------------------------------



(SEAL)                                        FIRST SUNAMERICA LIFE INSURANCE
                                              COMPANY


Attest: /s/ SUSAN L. HARRIS                   By: /s/ JAMES R. BELARDI
        ----------------------------             -------------------------------